UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 19, 2009
(correcting order dated June 4, 2003)

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

ISTA Pharmaceuticals Inc.
File No. 0-31255 - CF#13938

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ISTA Pharmaceuticals Inc submitted an application on May 2, 2003 and an amended application on May 2, 3003 under Rule 24b-2 requesting confidential treatment for information it excluded from Exhibits to a Form 10-K filed on March 7, 2003, as amended. The related Order issued on June 4, 2003 incorrectly referenced Exhibit 10.44 rather than Exhibit 10.46.

Based on representations by ISTA Pharmaceuticals Inc that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.37	through April 30, 2013
Exhibit 10.38	through April 30, 2013
Exhibit 10.39	through April 30, 2013
Exhibit 10.40	through April 30, 2013
Exhibit 10.42	through April 30, 2013
Exhibit 10.43	through April 30, 2013
Exhibit 10.45	through April 30, 2013
Exhibit 10.46	through April 30, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

L. Jacob Fien-Helfman
Special Counsel and Information Officer